SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A.

CNPJ/MF 02.558.132/0001-69 - NIRE 533 0000580 0

Publicly-held Company, with Authorized Capital

MINUTES OF THE REGULAR MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 22, 2004.

1. DATE, TIME, AND PLACE: June 22, 2004, at 12:00 p.m., exceptionally, at Av. Roque Petroni Junior, 1464, 6º andar, São Paulo - SP, duly called in conformity with the Baylaws.

2. CHAIRMANSHIP OF THE MEETING: Shakhaf Wine - Chairman; Evandro Luís Pippi Kruel - Secretary.

3. INSTATEMENT: The meeting was convened upon the attendance of the undersigned Directors, since there was a quorum present at the meeting, as provided for in the Company's Articles of Incorporation.

4  AGENDA AND RESOLUTIONS:

4.1. Election of Director: By virtue of the confirmation of the visa granted by the Brazilian government for permanent residence, as published in the Federal Official Gazette, Section 1, page 93, and pursuant to the appointment made at the General Meeting of Shareholders held on 04.30.2003, the directors elected Mr . Felix Pablo Ivorra Cano , Spanish, married, engineer, holder of RNE nº V250982-E, enrolled with the CPF (Individual Taxpayers Registry) under nº 055.076.307-47, residing and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with offices at Praia de Botafogo, nº 501/8º andar, Torre Corcovado, Botafogo, Rio de Janeiro - RJ . The Director herein elected shall complete the current term of office, that is, until the General Meeting of Shareholders to be held in 2006. It is herein recorded that the director now elected declares not to have committed any crime set forth by Law which might prevent him from exercising business activities, as well as he is able to execute the statement required by Instruction CVM no. 367/2002 and that he is committed to submit such executed statement at the time of his signing the Instrument of Investiture,

4.2. Approval of the Hiring of the Independent Auditor : in compliance with the provisions of article 142, item IX, of Law no. 6404/76, and of article 17, item XIII of the Company's Bylaws, the Directors resolved to approve the selection of the audit company Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda. as the Independent Auditors of the Company, the Executive Committee being authorized to negotiate the conditions of said hiring and to perform all other acts as may be necessary for such purpose.

4.3. Change of the Vice-Chairman of the Board of Directors : the Directors resolved to replace the present Vice-Chairman of the Board of Directors, Mr. Shakhaf Wine, by Mr. Carlos Manuel de Lucena e Vasconcelos Cruz .

4.4. Election of the Chairman of the Board of Directors : Mr. Felix Pablo Ivorra Cano is elected on this date for the position of Chairman of the Board of Directors.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed, of which these minutes have been drawn-up, which after read and approved were signed by the Directors present to the meeting and by the Secretary, and registered in the proper book .

Signatures: Shakhaf Wine - Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos - Directors; Zeinal Abedin Mohamed Bava, Pedro Manuel Brandão Rodrigues and Carlos Manuel de L. e V. Cruz; Ernesto Lopez Mozo; Ignácio Aller Mallo; Luis Miguel Gilpérez López - Directors represented by Mr. Shakhaf Wine; Evandro Luís Pippi Kruel - Secretary of the Meeting.

I hereby certify that this is faithful copy of the minutes that were drawn-up in the Register Book of Meetings of the Board of Directors.

Evandro Luís Pippi Kruel

Secretary of the Meeting - OAB/RS nº 18.780.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.